[LOGO OMITTED]  Koor Industries Ltd.


KOOR INDUSTRIES LTD. ANNOUNCES THE SALE OF TREASURY STOCK TO A FOREIGN INSTITUTIONAL INVESTOR FOR APPROXIMATELY $11.3 MILLION

TEL AVIV, Israel - April 14, 2005 - Koor Industries Ltd. (NYSE: KOR) ("Koor" or "the Company"), a leading Israeli investment holding company, announced today that a foreign institutional investor approached Koor directly and acquired the 193,229 balance of treasury shares from the Company, for approximately $11.3 million (NIS 49.8 million). Following the transaction Koor no longer has any outstanding treasury shares.

The transaction was conducted at a price per share of NIS 257.77 representing a discount of 1.5% from the closing price of Koor's share on the Tel Aviv stock Exchange on April 13, 2005.

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through Tadiran Communications (TASE: TDCM) and the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit our website
- www.koor.com.
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For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company`s SEC filings.